CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated August 27, 2015, relating to the financial statements and financial highlights of Quantified Managed Income Fund (formerly Quantified Managed Bond Fund), Quantified All-Cap Equity Fund, Quantified Market Leaders Fund and Quantified Alternative Investment Fund, each a series of Advisors Preferred Trust, for the year ended June 30, 2015, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Cohen Fund Audit Services, Ltd.

Cleveland, Ohio

October 28, 2015